UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42254

Rezolve AI Limited

(Translation of registrant’s name into English)

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Yorkville Promissory Note

As previously disclosed, on September 6, 2024, Rezolve AI Limited (the “Company or Rezolve”) and YA II PN, LTD, a Cayman Islands exempt limited company (“YA”), amended and restated that certain standby equity purchase agreement, dated February 23, 2023 and amended and restated on February 2, 2024 (the “Second A&R YA Agreement”) to incorporate an additional prepaid advance arrangement pursuant to which YA committed to provide Rezolve with prepaid advances in an aggregate original principal amount of an additional Seven Million Five Hundred Thousand Dollars ($7,500,000), payable in three equal tranches, of which the first two tranches were funded as part of a promissory note, dated September 9, 2024.

In connection with the Second A&R YA Agreement and upon effectiveness of the F-1 Registration Statement originally filed with U.S. Securities and Exchange Commission on September 6, 2024, and declared effective on November 27, 2024, on November 29, 2024, Rezolve issued YA a promissory note in the principal amount of $2,500,000 (the “Note”), reflecting the third tranche of the prepaid advances. The Note bears interest at an annual rate of 10% of the outstanding principal balance of the Note and matures on September 11, 2025. Under the Note, YA may elect to convert all or part of the amount outstanding under the Note into ordinary shares of Rezolve at the Conversion Price (as defined in the Note), subject to certain limitations. Rezolve has the right to redeem early a portion or all amounts outstanding under the Note upon 10 days written notice upon the occurrence of certain events.

The foregoing description of the Note does not purport to be complete and is qualified in its entirety by the full text of the Note, which is incorporated by reference herein and attached herewith as Exhibit 99.1

Exhibit No.	Description

99.1	Promissory Note, dated as of November 29, 2024, by and among YA II PN, Ltd. and Rezolve AI Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 5, 2024

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman